United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

MINUTES OF THE VALE S.A. SHAREHOLDERS’ EXTRAORDINARY GENERAL MEETING HELD ON THE SEPTEMBER 22, 2023.

PUBLICLY-HELD COMPANY

CNPJ: 33.592.510/0001-54

NIRE: 33.300.019.766

01.            PLACE, DATE AND TIME:

Pursuant to item I, Paragraph 2 of Article 5 of CVM Resolution No. 81/2022 (“Resolution 81”), the Extraordinary General Meeting (“Meeting”) was held exclusively digitally, via Zoom, on September 22, 2023, at 10:00 a.m., and is deemed to have been held at the Vale S.A.’s headquarters (“Vale” or “Company”).

02.            CHAIR AND SECRETARY:

Chairman:	Mr. Luiz Antonio de Sampaio Campos, indicated in accordance with Art. 9, §1 of the Bylaws.
Secretary:	Ms. Maria Isabel dos Santos Vieira.

03.            ATTENDANCE AND QUORUM:

The meeting was attended by shareholders representing 26,85% of the Company’s share capital, according to the list of shareholders participating via the Zoom digital platform; thus sufficient quorum was confirmed for the installation of the Meeting. Also present was Mr. Gustavo Duarte Pimenta, Vale’s Executive Vice President of Finance and Investor Relations.

04.            DIGITAL PLATFORM REQUIREMENTS:

The Zoom platform meets the requirements of Art. 28, §1 of Resolution 81. Prior to the Meeting, the Chair informed the Shareholders of all the necessary procedures for the order of the Meeting and for the Shareholders to exercising their rights to participate, including that, according to the meeting notice materials published by the Company, holders of common shares issued by Vale are not able to vote on the only matter on the agenda, considering that this is a separate election process intended exclusively to the holder of special class preferred shares issued by Vale.

Shareholders who participated via Zoom authorized the Company to use any information contained in the recording of the Meeting for all legal purposes.

Continued Minutes of the Vale S.A. Shareholders’ Extraordinary General Meeting held on September 22, 2023.

05. CALL:

The Meeting was regularly called through publication of the Call Notice on September 1, 4 and 5, 2023 in the Valor Econômico (Rio de Janeiro), pages E3, E2 and E2, respectively, as well as simultaneous publication on its website, to deliberate on the separate election of 1 (one) member of the Fiscal Council, by the shareholder holding all the preferred shares of special class (Golden Shares) issued by Vale, to complete the term of office until the Annual Shareholders’ Meeting to be held in 2024.

Furthermore, all the documents required by Law 6,404/1976 and the rules of the Securities and Exchange Commission of Brazil (“CVM”) applicable to the only matter on the Agenda, were made available to the Company’s shareholders on the Company’s investor relations website and through the CVM’s IPE System upon publication of the Call Notice.

6 - READING OF DOCUMENTS:

The following documents relating to the only matter on the Agenda were made available: (i) the publications of the Call Notice; (ii) the Manual for Participation in the Meeting and the Management Proposal, including the information about the candidate to the Fiscal Council, in the terms of items 7.3 to 7.6 of the Reference Form (Formulário de Referência). Therefore, the reading of these already public documents was waived by unanimous decision of the shareholders present.

07 - RESOLUTIONS:

7.1.       It was approved the election of Mr. Dario Carnevalli Durigan, Brazilian, married, lawyer, bearer of identity card SSP/SP #291865768, enrolled with General Taxpayers’ Registry under #330.672.408-47, with commercial address at Esplanada dos Ministérios, Bloco P, Sede, 4th floor, in the City of Brasília, DF, as effective member of the Fiscal Council, by the shareholder holding all the preferred shares of the special class (Golden Shares) issued by Vale, in accordance with the separate election process carried out in accordance with Article 5, §4 of the Bylaws and Article 161, §4, “a” of Law No. 6,404/1976, without, therefore, any record of abstentions or dissenting votes. The investiture of the elected member of the Fiscal Council, who will complete the term of office until the Annual Shareholders’ Meeting of 2024, is subject to the signing of the investiture term, as well as the presentation of the legally required documents. Mr. Dario Durigan will have Mr. Adriano Pereira de Paula as his alternate, who was elected at the Ordinary and Extraordinary General Meetings of 04/28/2023.

08 – TRANSCRIPTION AND PUBLICATION OF THE MINUTES:

The Shareholders who participated via Zoom are considered to have signed these minutes and the Shareholder Attendance Book, and their registration in the minutes was made by

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Continued Minutes of the Vale S.A. Shareholders’ Extraordinary General Meeting held on September 22, 2023.

the Chair and Secretary of the Meeting, all pursuant to Article 47, §1 and §2 of Resolution 81. Under the terms of Article 9, §2 of the Bylaws, these minutes are drawn up as a summary of the resolutions made and will be published excluding the signatures of the participating Shareholders.

09 - CLOSING:

With no further matters to discuss, the Chair drew the meeting to a close for the minutes to be drafted, which were duly signed by the Meeting Chair and Secretary, pursuant to Article 47, §1 and §2 of Resolution 81.

I certify that the minutes are a faithful copy of the original drawn up in the proper book.

Rio de Janeiro, September 22, 2023.

Maria Isabel dos Santos Vieira

Secretary

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 22, 2023		Head of Investor Relations